INVEST IN MISO (YC S16)

# Instantly book 70 home services such as cleaning, moving, repair and more



## Highlights

1. 📈 Over 3 million bookings totaling over $150 million in gross bookings
2. 🏦 Raised $11.5M including $8M Series A from investors like Y Combinator, Social Capital, AddVenture
3. 💵 $10 million annual revenue run rate with 90% variable margins
4. 🚛 Connected more than 350,000 customers with 40,000 service providers.

4. 🚛 Connected more than 350,000 customers with 40,000 service providers.

5. 🎉 85% of our bookings come from repeat customers who love Miso
6. 💪 $1.3M committed for this round on the same terms

## Our Team



**Victor Ching**

Former Chief Product Officer at Delivery Hero in Korea. Delivery Hero's service does more than 10 million orders per month in Korea. Went through Y Combinator in the Summer 2016 batch.

> I co-founded Miso because I wanted to build a product I had a personal need for. I love cleanliness but I hate to clean. I have used Miso around 140 times and having someone clean my home every week has greatly increased my quality of life. I've used Miso to move. I've used Miso for repairs. I love our service.



**Chanyong Kim**

Played key roles at multiple top Korean tech companies and startups including Coupang (Amazon of Korea), Naver (Google of Korea) and Kakao Mobility (Uber of Korea).



**Heuicheon Yang**

Previously worked at Samsung Electronics and co-founded a direct to consumer bag brand. Has been played a key role at Miso for more than 4 years.

## About Miso

Miso is a home services booking platform. When you want to purchase a product, you can open Amazon and order what you want. When you want to find a cleaner, a moving service or someone to remodel your home, you turn to Google. You do a search for service providers, waste time looking for reviews and make phone calls to receive quotes. We need a better way.



Miso offers booking of 70 services
Customers can instantly book services at a fixed price or request quotes and compare service providers.
Book a service
miso
Get things done in your home!

Miso offers booking of 70 services in South Korea. Open our mobile app and you can instantly book a cleaner or a mover at a fixed transparent price. For more complex jobs like interior remodeling, you can request quotes and compare service providers to find the best person for you. You can trust the service providers we connect you with because they are rated by real customers after every service.

In 5 years, Miso has accomplished
Transaction Volume
$150 million



| Customers | Partners | Bookings |
|---|---|---|
| **350K** | **40K** | **3 million** |

We started in 2016 and in 5 years, we have already processed more than 3 million bookings totaling over $150 million in gross booking volume. We have connected over 350,000 customers and 40,000 partners.

## $75 million annual gross bookings run rate

Consistent growth recently accelerated due to addition of services marketplace



**$6.5m**
monthly
gross bookings

**25%**
of revenue from marketplace
launched 7 months ago

We currently process over $6.5 million in monthly bookings and are growing fast. When we launched in 2016, we only offered the ability to instant booking services at a fixed price. Last year, we launched a marketplace where partners can set their own pricing. While our instant book business is growing at record levels, the addition of the marketplace has accelerated our growth.

## Newly launched marketplace growing fast

The marketplace complements our instant book business and was launched 7 months ago



**$1.3 million**
net revenue run rate

**60%**
monthly growth rate

**4X**
additional growth by
December of 2021

In less than 7 months, the marketplace comprises 25% of our gross bookings. Our marketplace business is growing at 60% monthly and by the end of 2021, we expect this business to be operating at a $5 million net revenue run rate.

## Miso provides a tailored experience

Search engines provide a one size fits all experience. We tailor our experience to each service.

**Instant book**

Service does not vary widely, price is relatively inexpensive. **Convenience is key.**

| Home cleaning | Car wash |
|---|---|
| Pet sitting | Repair | Interior |
| Etc |

**RfQ (Request for quote)**

Service quality varies widely and average order values are high. **Provider comparisons are key.**

| Moving | Interior | Etc |

People turn to Google to search for services because you can find anything on Google. The problem is, Google doesn't provide a great service experience. There is no quality control. Prices are not transparent. You can't book and pay via Google. This is where Miso wins. You can find any service on Miso but also receive a great experience.

## Cross sell leads to much higher LTV

As we offer more services, the LTV of customers who use 2 or more services will continue to increase



**$81**
12 month LTV for customers
who use multiple services

**2.3X**
LTV increase when customer
uses multiple services

At the beginning of 2020, we only offered 4 services. Now that we offer 70, we have a greater number of customers using Miso for multiple services. The 12 month LTV for customers who use 2 or more Miso services is 2.3X higher than the average Miso customer. As we continue to expand the number of services we offer, the number of customers who use multiple Miso services will continue to increase.

## miso

**Now, we are a home services booking platform.**

**Next, we will launch direct to consumer home products, offer a home replenishment service and expand internationally.**

We have huge plans for expansion. Our customers place huge trust in us to enter their home and deliver a service. We can expand on our relationship with our customer to also sell home products. We also want to offer grocery replenishment services where we simply refill your refrigerator and pantry. Once

we prove the model works in Korea, we want to expand to other countries.

### Leadership team & investors

Miso is led by Victor Ching. Before starting Miso, Victor was Chief Product Officer at Delivery Hero Korea. He launched food delivery services for Delivery Hero and helped scale the service to over 10 million orders a month. The food delivery app is now a household name in Korea.

Other members of the leadership team have experience at Korean companies such as:

- Coupang, Korea's top e-commerce company. Amazon of Korea.
- Kakao Mobility, Korea's top taxi app. Uber of Korea.
- Naver, Korea's top search engine. Google of Korea.
- Samsung Electronics.

Miso has raised over $11.5 million in funding including a $8 million Series A and was part of Y Combinator's Summer 2016 batch. $1.3 million has already been closed for this round.

### iOS App of the Day: Featured by Apple on April 3, 2021


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